EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in this Registration Statement to be filed on our about June 2, 2009 on Form S-1 of CVB Financial Corp. of our report dated February 28, 2007, except for the sixth paragraph in Note 1, as to which the date is February 28, 2008, relating to our audit of the consolidated financial statements, included in the Annual Report on Form 10-K of CVB Financial Corp. for the year ended December 31, 2008.
     Our report on the consolidated financial statements refers to changes in 2006 in CVB Financial Corp.’s method of accounting for stock-based compensation and to the restatement for the correction of an immaterial error related to the accrual of FHLB stock dividend income and understated income tax expense.
     We also consent to the reference to our firm in the caption “Experts” which is part of this Registration Statement.
/s/McGladrey & Pullen, LLP

Pasadena, California
June 2, 2009